Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period and the Year Ended December 31, 2018, Increases Cash Distribution and Announces Unit Repurchase Programme

Monaco, January 30, 2019. GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reports its financial results for the three-month period and the year ended December 31, 2018.

Highlights

•                  Completed the acquisition of the Methane Becki Anne from GasLog Ltd. (“GasLog”) for $207.4 million, including assumed debt of $93.9 million, with attached multi-year charter to a subsidiary of Royal Dutch Shell plc (“Shell”).

•                  Completed public offering of 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”), raising gross proceeds of $100.0 million and net proceeds of $96.3 million.

•                  Modified the Partnership Agreement with respect to the GasLog’s incentive distribution rights (“IDRs”), reducing GasLog’s IDRs on quarterly distributions above $0.5625 per unit from 48% to 23% and waiving the rights of GasLog to receive IDRs in respect of assets or businesses acquired by GasLog Partners from third parties, in exchange for a cash consideration to GasLog of $25.0 million.

•                  Announces board authorization of unit repurchase programme of up to $25.0 million of the Partnership’s common units.

•                  Quarterly Revenues, Profit, Adjusted Profit(1) and EBITDA(1) of $86.8 million, $21.8 million, $32.3 million and $68.7 million, respectively.

•                  Highest-ever quarterly Partnership Performance Results(2) for Revenues, Adjusted Profit(1), EBITDA(1) and Distributable cash flow(1) of $83.1 million, $30.9 million, $65.7 million and $31.4 million, respectively.

•                  Annual Revenues, Profit, Adjusted Profit(1) and EBITDA(1) of $352.5 million, $115.5 million, $117.8 million and $261.0 million, respectively.

•                  Highest-ever annual Partnership Performance Results(2) for Revenues, Profit, Adjusted Profit(1), EBITDA(1) and Distributable cash flow(1) of $317.0 million, $102.6 million, $104.9 million, $233.7 million and $108.9 million, respectively.

•                  Increased cash distribution of $0.55 per common unit for the fourth quarter of 2018, 3.8% higher than the third quarter of 2018 and 5.1% higher than the fourth quarter of 2017.

•                  Quarterly distribution coverage ratio(3) of 1.17x or 1.22x adjusted distribution coverage ratio(4) to reflect the impact on revenues of the scheduled dry-docking of the GasLog Seattle.

(1)                Adjusted Profit, EBITDA and Distributable cash flow are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

(2)                Partnership Performance Results represent the results attributable to GasLog Partners which are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(3)                Distribution coverage ratio represents the ratio of Distributable cash flow to the cash distribution declared. For the definition and reconciliation of Distributable cash flow to the most directly comparable financial measure calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

(4)                Adjusted distribution coverage ratio represents the ratio of Adjusted distributable cash flow to the cash distribution declared. Adjusted distributable cash flow is defined as Distributable cash flow after adjusting for the $1.4 million negative impact on revenues of the scheduled dry-docking of the GasLog Seattle. For the definition and reconciliation of Distributable cash flow to the most directly comparable financial measure calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

CEO Statement

Mr. Andrew Orekar, Chief Executive Officer, commented: “I am very pleased to present another strong operating and financial quarter for GasLog Partners, with our highest-ever quarterly and annual Partnership Performance Results for Revenues, Adjusted Profit, EBITDA and Distributable cash flow. During the fourth quarter, we completed our second acquisition of 2018 and raised $100.0 million of preferred equity in early November, which positions the Partnership to announce a further drop-down acquisition in the first quarter of 2019.

2018 was a transformative year for GasLog Partners. We successfully reduced our expected cost of capital by modifying our IDR structure, diversified our customer base through multi-year charters with two new, high quality customers, issued over $320.0 million in equity capital for growth, retired $185.0 million of debt, reduced unit operating costs and completed two vessel acquisitions, increasing the Partnership’s wholly owned fleet to 14 LNG carriers. Following these actions, we are increasing our cash distribution to $0.55 per unit for the fourth quarter, meeting our guidance of 5% to 7% growth in 2018.

While we consider 2018 to have been a very successful year, the last few months have seen significant volatility in the unit prices of the Partnership’s equity securities, which we feel does not reflect our track record of operational and financial delivery, consistent annual distribution growth and the positive outlook for LNG shipping markets. In keeping with our focus on total unitholder returns, today we are announcing a $25.0 million unit buyback authorization, under which we may, from time to time, repurchase our common units in the open market or in privately negotiated transactions. In addition, we are reiterating our year-on-year distribution growth guidance of 2% to 4% in 2019. Our guidance reflects the positive outlook for the LNG shipping market, our two accretive acquisitions completed in 2018, and continued access to capital to fund drop-down acquisitions, while also considering our two scheduled dry-dockings and one vessel coming off charter in late 2019.”

Acquisition of the Methane Becki Anne

On November 14, 2018, GasLog Partners acquired 100% of the shares in the entity that owns and charters the Methane Becki Anne to Shell. The Methane Becki Anne is a 170,000 cubic meter (“cbm”) tri-fuel diesel electric (“TFDE”) LNG carrier built in 2010 and technically managed by GasLog since delivery. The vessel is currently on a multi-year time charter with a subsidiary of Shell through March 2024 and Shell has a unilateral option to extend the term of the time charter for a period of either three or five years.

The aggregate purchase price for the acquisition was $207.4 million, which included $1.0 million for positive net working capital balances to be transferred with the vessel and is approximately equal to the vessel’s net book value. GasLog Partners financed the acquisition with cash on hand, plus the assumption of the Methane Becki Anne’s outstanding indebtedness of $93.9 million.

Issuance of Series C Preference Units

On November 15, 2018, GasLog Partners completed a public offering of 4,000,000 8.500% Series C Preference Units, liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $96.3 million. The Series C Preference Units are listed on the New York Stock Exchange under the symbol “GLOP PR C”. The initial distribution on the Series C Preference Units will be payable on March 15, 2019.

IDRs Modification

On November 27, 2018, GasLog and GasLog Partners entered into an agreement to modify the Partnership Agreement with respect to GasLog’s IDRs. The modification reduces GasLog’s IDRs on quarterly distributions above $0.5625 per unit from 48% to 23%. GasLog has further agreed to waive IDR payments resulting from any asset or business acquired by GasLog Partners from a third party. In exchange for these modifications, the Partnership paid $25.0 million to GasLog which was sourced from available cash.

Unit Repurchase Programme

On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25.0 million covering the period January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, we may repurchase common units from time to time, at our discretion, on the open market or in privately negotiated transactions. Any repurchases are subject to market conditions, applicable legal requirements and other considerations. We are not obligated under the repurchase programme to repurchase any specific dollar amount or number of common units, and the repurchase programme may be modified, suspended or discontinued at any time or never utilized.

ATM Programme

On May 16, 2017, GasLog Partners commenced an ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC agreed to act as sales agents. On November 3, 2017, the size of the ATM Programme was increased to $144.0 million and UBS Securities LLC was included as a sales agent.

During the fourth quarter of 2018, GasLog Partners issued and received payment for 259,104 common units at a weighted average price of $24.06 per common unit for total gross proceeds of $6.2 million and net proceeds of $6.0 million, after broker commissions of $0.1 million and other expenses of $0.1 million. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 5,288 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $0.1 million.

Since the commencement of the ATM Programme through December 31, 2018, GasLog Partners has issued and received payment for a total of 5,291,304 common units, with cumulative gross proceeds of $123.4 million at a weighted average price of $23.33 per unit. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 107,987 general partner units to its general partner. The net proceeds from the issuance of the general partner units were $2.5 million.

Financial Summary

	IFRS Common Control Reported Results(1)
	For the three months ended			For the year ended
(All amounts expressed in thousands of U.S. dollars)	December 31, 2017	December 31, 2018	% change	December 31, 2017	December 31, 2018	% change
Revenues	92,388	86,847	(6)%	371,146	352,541	(5)%
Profit	34,447	21,836	(37)%	134,745	115,513	(14)%
Adjusted Profit(2)	31,092	32,271	4%	133,165	117,824	(12)%
EBITDA(2)	67,750	68,662	1%	279,816	261,025	(7)%

(1)                “IFRS Common Control Reported Results” represent the results of GasLog Partners in accordance with IFRS. Such results include amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog, as the transfers of such vessels were accounted for as reorganizations of entities under common control for IFRS accounting purposes. The unaudited condensed consolidated financial statements of the Partnership accompanying this press release are prepared under IFRS on this basis.

(2)                Adjusted Profit and EBITDA are non-GAAP financial measures. For the definitions and reconciliations of these measures to the most directly comparable financial measure presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

There were 1,220 and 4,910 operating days for the quarter and the year ended December 31, 2018, respectively, as compared to 1,269 and 5,091 operating days for the quarter and the year ended December 31, 2017, respectively. The decrease in operating days resulted mainly from certain off-charter days for the vessels not operating under a time charter and the off-hire days for three dry-dockings in 2018 (the GasLog Santiago, the GasLog Sydney and the GasLog Seattle) as compared with only one dry-docking in 2017 (the GasLog Shanghai).

The decrease in profit of $12.6 million for the fourth quarter of 2018 as compared to the same period in 2017 is mainly attributable to a decrease in mark-to-market gain on derivatives of $14.0 million (a loss of $10.4 million in the fourth quarter of 2018 compared with a gain of $3.6 million in the same period of 2017), a decrease in revenues of $5.6 million, mainly due to the expiry of the initial charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, and an increase in administrative fees of $0.9 million. The aforementioned decreases were partially offset by a decrease in operating expenses of $3.9 million, the net pool allocation of $3.3 million in the fourth quarter of 2018 and a decrease in voyage expenses and commissions of $0.4 million. Following the expiry of their initial charters, the GasLog Shanghai has been trading in the spot market through the Cool Pool, an LNG carrier pooling arrangement operated by GasLog and Golar LNG Ltd. (the “Cool Pool”), the GasLog Santiago began a new, multi-year charter with a new customer and the GasLog Sydney began a new 18-month charter with Cheniere Energy, Inc. (“Cheniere”) GasLog Partners’ total net pool performance is presented below:

	For the three months ended		For the years ended
Amounts in thousands of U.S. dollars	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018
Pool gross revenues (included in Revenues)	—	5,849	—	11,475
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	—	(155)	—	(443)
GasLog Partners’ adjustment for net pool allocation (included in Net pool allocation)	—	3,277	—	3,700
GasLog Partners’ total net pool performance	—	8,971	—	14,732

The decrease in profit of $19.2 million for the year ended December 31, 2018 as compared to the same period in 2017 is primarily attributable to decreased total revenues (revenues and net pool allocation) of $14.9 million, mainly due to the expiry of the initial charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, which ended in May, June and September 2018, respectively, and the increased off-hire days for three scheduled dry-dockings performed during 2018 compared with one scheduled dry-docking during 2017, and an increase in administrative fees of $3.9 million.

	Partnership Performance Results(1)
	For the three months ended			For the year ended
(All amounts expressed in thousands of U.S. dollars)	December 31, 2017	December 31, 2018	% change	December 31, 2017	December 31, 2018	% change
Revenues	76,219	83,134	9%	269,071	316,991	18%
Profit	28,438	20,424	(28)%	94,117	102,597	9%
Adjusted Profit(2)	25,083	30,859	23%	92,156	104,908	14%
EBITDA(2)	55,358	65,716	19%	196,133	233,656	19%
Distributable cash flow(2)	26,934	31,401	17%	100,551	108,945	8%
Cash distributions declared	22,845	26,929	18%	86,344	101,189	17%

(1)                “Partnership Performance Results” represent the results attributable to GasLog Partners. Such results are non-GAAP measures and exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog, as the Partnership is not entitled to the cash or results generated in the periods prior to such transfers. Such results are included in the GasLog Partners’ results in accordance with IFRS because the transfers of the vessel owning entities by GasLog to the Partnership represent reorganizations of entities under common control and the Partnership reflects such transfers retroactively under IFRS. GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership necessary to understand the underlying basis for the calculations of the quarterly distribution and earnings per unit, which similarly exclude the results of vessels prior to their transfers to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results. For the definitions and reconciliations of these measurements to the most directly comparable financial measures presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(2)                Adjusted Profit, EBITDA and Distributable cash flow are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

With respect to the Partnership Performance Results, there were 1,175 and 4,476 operating days for the quarter and the year ended December 31, 2018, respectively, as compared to 1,065 and 3,764 operating days for the quarter and the year ended December 31, 2017, respectively. The increase in operating days resulted from the vessel drop-downs during 2017 (the GasLog Greece, the GasLog Geneva and the Solaris) and 2018 (the GasLog Gibraltar and the Methane Becki Anne), partially offset by certain off-charter days for the vessels not operating under a time charter and the off-hire days for three dry-dockings in 2018 (the GasLog Santiago, the GasLog Sydney and the GasLog Seattle) as compared with only one dry-docking in 2017 (the GasLog Shanghai).

The decrease in profit of $8.0 million for the fourth quarter of 2018 as compared to the same period in 2017 is mainly attributable to a decrease in mark-to-market gain on derivatives of $14.0 million (a loss of $10.4 million in the fourth quarter of 2018 compared with a gain of $3.6 million in the same period of 2017), a decrease in revenues of $5.6 million, mainly due to the expiry of the initial charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, and an increase in administrative fees of $0.9 million. The aforementioned decreases were partially offset by the incremental profits of $4.7 million of the Solaris, the GasLog Gibraltar and the Methane Becki Anne, acquired by the Partnership on October 20, 2017, April 26, 2018 and November 14, 2018, respectively, the net pool allocation from the Cool Pool of $3.3 million in the fourth quarter of 2018, a decrease in operating expenses of $3.0 million and a decrease in voyage expenses and commissions of $0.4 million from the remaining fleet.

The increase in profit of $8.5 million for the year ended December 31, 2018 as compared to the same period in 2017 is mainly attributable to the incremental profits of $25.4 million of the GasLog Greece, the GasLog Geneva, the Solaris, the GasLog Gibraltar and the Methane Becki Anne, acquired by the Partnership on May 3, 2017, July 3, 2017, October 20, 2017, April 26, 2018 and November 14, 2018, respectively, and a decrease in operating expenses of the remaining fleet of $2.6 million, partially offset by a decrease of $14.9 million in total revenues (revenues and net pool allocation), mainly due to the expiry of the initial charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney and the increased off-hire days due to dry-docking, and an increase in administrative fees of $3.9 million.

Preference Unit Distributions

On November 15, 2018, the board of directors of GasLog Partners approved and declared a distribution on the Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”) of $0.5390625 per preference unit and a distribution on the Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) of $0.5125 per preference unit. The cash distributions were paid on December 17, 2018 to all unitholders of record as of December 10, 2018.

Common Unit Distribution

On January 29, 2019, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.55 per common unit for the quarter ended December 31, 2018. The cash distribution is payable on February 13, 2019 to all unitholders of record as of February 8, 2019.

Change of Director

Mr. Anthony Papadimitriou will step down from the board of directors of GasLog Partners on January 31, 2019 and Mr. Michael Gialouris will be appointed as a director with effect from February 1, 2019.  Mr. Papadimitriou has been a director since May 2015 and was appointed by our General Partner. Mr. Gialouris, the President and Managing Director of ASOFIN Management S.A., an Onassis Foundation Company, has also been appointed by our General Partner.

Liquidity and Financing

As of December 31, 2018, we had $129.1 million of cash and cash equivalents, of which $85.3 million was held in current accounts and $43.8 million was held in time deposits with an original duration of less than three months. An amount of $10.0 million of time deposits with an original duration greater than three months was classified as short-term investments.

On November 14, 2018, in connection with the acquisition of GAS-twenty seven Ltd., the entity that owns the Methane Becki Anne, the Partnership paid GasLog $109.4 million representing the difference between the $207.4 million aggregate purchase price and the $93.9 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners less an adjustment of $4.1 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million.

As of December 31, 2018, we had an aggregate of $1,235.0 million of indebtedness outstanding under our credit facilities, of which $429.4 million is repayable within one year. Current debt includes $360.0 million from the outstanding indebtedness of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd., due in November 2019. We are in active discussions with a number of banks for its refinancing. We currently expect this refinancing to be completed during the first half of 2019. In addition, we had unused availability under our revolving credit facilities of $55.9 million.

The Partnership has entered into six interest rate swap agreements with GasLog at a notional value of $625.0 million in aggregate, maturing between 2020 and 2024. As a result of its hedging agreements, the Partnership has hedged 43.9% of its floating interest rate exposure on its outstanding debt as of December 31, 2018, at a weighted average interest rate of approximately 1.9% (excluding margin).

Furthermore, the Partnership has also entered into nine forward foreign exchange contracts with GasLog with a notional value of €18.0 million and staggered maturities during 2019 to mitigate its foreign exchange transaction exposure in its operating expenses.

As of December 31, 2018, our current assets totaled $166.8 million and current liabilities totaled $498.0 million, including the $360.0 million of current debt due in November 2019 mentioned above, resulting in a negative working capital position of $331.2 million.

Our Fleet

Owned Fleet

Our fleet currently consists of the following TFDE and steam powered engine propulsion (“Steam”) vessels:

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration	Optional Period
1	Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	—
2	Methane Jane Elizabeth	2006	145,000	Shell	Steam	October 2019 (1)	—
3	Methane Alison Victoria Methane Jane Elizabeth or Methane Alison Victoria (1)	2007 2006/2007	145,000 145,000	Shell New Customer	Steam Steam	December 2019 (1) November or December 2020	— 2021–2024 (2)
4	Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	—
5	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	2023–2025 (3)
6	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027–2029 (3)
7	GasLog Shanghai	2013	155,000	Spot Market (4)	TFDE	—	—
8	GasLog Santiago	2013	155,000	New Customer	TFDE	December 2021	2022-2028 (5)
9	GasLog Sydney	2013	155,000	Cheniere (6)	TFDE	June 2020	2020-2021 (7)
10	GasLog Seattle	2013	155,000	Shell	TFDE	June 2021	—
11	Solaris	2014	155,000	Shell	TFDE	June 2021	2026–2031 (8)
12	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (9)
13	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028–2031 (10)
14	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028–2031 (10)

(1)                GasLog Partners has secured a one-year charter for either the Methane Jane Elizabeth or the Methane Alison Victoria (as nominated by the Partnership) commencing in either November or December 2019 at the Partnership’s option.

(2)                Charterer may extend the term of this time charter for a period ranging from one to four years, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)                Charterer may extend the term of the related charters for one extension period of three or five years, and each charter requires that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(4)                The vessel is currently operating in the spot market under the Cool Pool.

(5)                Charterer may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(6)                The vessel began an 18-month charter with Cheniere in December 2018.

(7)                Charterer may extend the term of this time charter for a period ranging from six to twelve months, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(8)                Charterer may extend the term of this time charter for a period ranging from five to ten years, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(9)                Charterer may extend the term of the time charter for a period of five years, provided that the charterer gives us advance notice of declaration.

(10)            Charterer may extend the term of the time charters by two additional periods of five and three years, respectively, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

LNG Market Update and Outlook

LNG demand, as estimated by Wood Mackenzie, is expected to have increased by 9%, from 288 million tonnes per annum (“mtpa”) in 2017 to 313 mtpa in 2018. According to China’s General Administration of Customs, China’s LNG imports increased by approximately 16 mtpa, or 41% to 54 mtpa in 2018, driven mainly by continued coal-to-gas switching in the industrial, commercial and residential sectors. South Korea, Pakistan, Thailand and Mexico also experienced strong growth in LNG imports during 2018. The outlook remains robust, with Wood Mackenzie forecasting compound annual growth in global LNG demand of 6% between 2018 and 2025. This growth is expected to be broad-based, with Wood Mackenzie forecasting that South East Asia (excluding India) and Europe will account for approximately 70% of the 148 mtpa net increase in demand between 2018 and 2025.

According to Wood Mackenzie, global LNG supply in 2018 totaled 326 million tonnes (“mt”), or a 9% increase on 2017. Several new LNG supply projects and the ramp-up of existing facilities contributed to the increase in LNG production in 2018. During the year, new production started in the United States (Cove Point, Corpus Christi Train 1 and Sabine Pass Train 5), Australia (Wheatstone Train 2, Ichthys), Russia (Yamal Trains 2 & 3) and Cameroon Floating LNG. Supply from existing liquefaction facilities in Egypt, Trinidad and Tobago and Oman also increased following successful efforts to raise domestic gas production. Downtime at existing facilities in Malaysia and Russia partially offset these gains.

Based on Wood Mackenzie’s current forecasts, 2019 is anticipated to be the strongest year ever for supply growth in the LNG market, with supply expected to increase by 40 mtpa to 366 mtpa, a 12% increase on 2018. This includes new LNG production from Elba Island, Cameron, Freeport and Corpus Christi Train 2 in the United States, the Prelude floating LNG project offshore Australia, further increases in Russia’s output and the continued ramp-up of projects which were brought onstream in 2018.

During 2018, three new LNG liquefaction projects reached Final Investment Decision (“FID”), underpinning further LNG supply growth during the next decade. LNG Canada (14 mtpa) in western Canada, Corpus Christi Train 3 (4.5 mtpa) in the United States and the Greater Tortue Ahmeyim project offshore Mauritania and Senegal (2.5 mtpa) were all approved during the year. According to Wood Mackenzie, proposed projects in the United States with a combined capacity of approximately 35 mtpa are expected to gain investment approval in 2019. Outside the United States, Qatar is aiming to take FID on an expansion of existing facilities from 77 to 110 mtpa. New projects offshore Mozambique (28 mtpa) and the Arctic LNG-2 project (20 mtpa) in Russia are also expected by Wood Mackenzie to be approved in 2019.

In parallel with the progress on new supply FIDs, in 2018 there was a significant increase in the number of announced long-term LNG off-take contracts. According to Wood Mackenzie and company disclosures, 48 mtpa of long-term (defined as greater than 5 years’ duration) off-take contracts were signed in 2018, compared to 25 mtpa in 2017. The nature of the LNG marketplace also continued to evolve. According to the Financial Times, the top three independent commodity traders increased their delivered LNG volumes by almost 40% to 31 mt in 2018, taking market share from traditional participants such as national oil companies and major integrated oil companies.

In the LNG shipping spot market, TFDE headline rates, as reported by Clarksons, averaged $89,000 per day in 2018, a 93% increase on 2017 levels. Headline TFDE rates rose significantly in the fourth quarter of 2018 and reached all-time highs of $190,000 per day in November 2018 following a marked decrease in spot ship availability. Average headline TFDE rates in the fourth quarter of 2018 were $150,000 per day. Headline rates for Steam vessels also reached multi-year highs of $98,000 per day in late 2018. In recent weeks, normal weather and ample inventory levels in key Asian markets have resulted in falling Asian LNG prices, reducing the incentive to move LNG cargoes from the Atlantic to the Pacific Basin and resulting in rising prompt vessel availability and falling spot rates. Headline TFDE spot rates are currently assessed at $69,000 per day. Notwithstanding the recent fall and anticipated seasonality in the spring shoulder months, we continue to believe that the medium-term outlook for spot rates through 2019 and 2020 is positive given supportive LNG commodity fundamentals and LNG shipping supply and demand. However, spot rates may be prone to further periods of seasonality and volatility similar to that seen during 2018.

During 2018 there was a significant increase in term chartering activity. Based on Poten data, charters between 181 days to seven years duration increased to 19% of total fixtures in 2018, from 5% in 2017. Our expectation of structural tightness in the LNG carrier market, combined with increasing spot vessel availability, could result in this trend continuing in 2019 and beyond.

According to Poten, there were 62 orders for dedicated LNG carrier newbuilds in 2018, an all-time high. The orderbook now totals 107 dedicated LNG carriers (>100,000 cbm), of which 67% are backed by long-term contracts. The positive outlook for LNG commodity and LNG shipping markets, as well as historically low newbuild prices, resulted in both existing LNG carrier owners and new entrants ordering new vessels. Based on 2018 newbuilding orders and current forecasts of LNG supply growth, we now believe that the LNG shipping market is heading towards a balanced state early next decade. As such, the requirement for additional shipping capacity in this period has now been largely addressed. This implies that newbuilding order activity in 2019 needs to slow relative to 2018 levels in order to reduce the risk of vessel oversupply.

Contracted Charter Revenues

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization as of December 31, 2018:

	For the years ending December 31,
	2019	2020	2021	2022	2023-2026	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)	327.1	251.5	157.4	120.6	183.6	1,040.2
Total contracted days(1)(2)	4,623	3,597	2,072	1,460	2,188	13,940
Total available days(5)	5,080	5,004	4,960	5,110	20,034	40,188
Total unfixed days(6)	457	1,407	2,888	3,650	17,846	26,248
Percentage of total contracted days/total available days%	91.0%	71.9%	41.8%	28.6%	10.9%	34.7%

(1)                Reflects time charter revenues and contracted days for the 14 LNG carriers in our fleet as of December 31, 2018. Does not include charter revenues for the vessel operating in the spot/short-term market under the Cool Pool.

(2)                Our ships are scheduled to undergo dry-docking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when each ship undergoes scheduled dry-docking.

(3)                For time charters that include an operating cost component, revenue calculations include an estimate of the amount of that operating cost component.

(4)                Revenue calculations assume no exercise of any option to extend the terms of the charters.

(5)                Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking.

(6)                Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect for the 14 LNG carriers in our fleet as of December 31, 2018. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect any revenues from the vessel that is operating in the Cool Pool, any time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. The entry into a time charter contract for the vessel operating in the Cool Pool, or the exercise of the options to extend the terms of our existing charters would result in an increase in the number of contracted days and the contracted revenues for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer, or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on February 12, 2018. For these reasons, the contracted charter revenues information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Conference Call

GasLog Partners will host a conference call to discuss its results for the fourth quarter of 2018 at 8:30 a.m. EST (1:30 p.m. GMT) on Wednesday, January 30, 2019. Andrew Orekar, Chief Executive Officer, and Alastair Maxwell, Chief Financial Officer, will review the Partnership’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 3011 4522 (Hong Kong)

Conference ID: 5598875

A live webcast of the conference call will also be available on the Investor Relations page of the Partnership’s website at

http://www.gaslogmlp.com/investor-relations.

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations page of the Partnership’s website at http://www.gaslogmlp.com/investor-relations.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 14 LNG carriers with an average carrying capacity of approximately 157,000 cbm. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog Partners’ website at http://www.gaslogmlp.com

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions, only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                  general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•                  fluctuations in charter hire rates and vessel values;

•                  our ability to secure new multi-year charters at economically attractive rates;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time, which may impact the rate at which we can charter such vessels;

•                  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•                  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  fluctuations in prices for crude oil, petroleum products and natural gas;

•                  fluctuations in exchange rates, especially US dollar and Euro;

•                  our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog or by acquiring other assets from third parties;

•                  our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•                  the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers;

•                  GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance, financial condition, liquidity and cash available for distributions;

•                  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility with GasLog entered into on April 3, 2017 and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•                  risks inherent in ship operations, including the discharge of pollutants;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

•                  the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  potential liability from future litigation; and

•                  other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 12, 2018, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3100

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1-212-223-0643

E-mail: ir@gaslogmlp.com

EXHIBIT I — Unaudited Interim Financial Information: IFRS Common Control Reported Results

Unaudited condensed consolidated statements of financial position

As of December 31, 2017 and December 31, 2018

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31, 2017	December 31, 2018

Assets
Non-current assets
Derivative financial instruments	6,038	5,116
Vessels	2,363,668	2,315,823
Other non-current assets	—	850
Total non-current assets	2,369,706	2,321,789
Current assets
Trade and other receivables	3,765	13,484
Inventories	3,079	3,169
Due from related parties	—	5,281
Prepayments and other current assets	1,681	1,175
Derivative financial instruments	577	4,615
Short-term investments	—	10,000
Cash and cash equivalents	149,455	129,125
Total current assets	158,557	166,849
Total assets	2,528,263	2,488,638
Partners’ equity and liabilities
Partners’ equity
Owners’ capital	155,554	—
Common unitholders (41,002,121 units issued and outstanding as of December 31, 2017 and 45,448,993 units issued and outstanding as of December 31, 2018)	752,456	812,863
General partner (836,779 units issued and outstanding as of December 31, 2017 and 927,532 units issued and outstanding as of December 31, 2018)	11,781	13,289
Incentive distribution rights (“IDRs”)	6,596	5,176
Preference unitholders (5,750,000 Series A Preference Units issued and outstanding as of December 31, 2017 and 5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units issued and outstanding as of December 31, 2018)	139,321	348,331
Total partners’ equity	1,065,708	1,179,659
Current liabilities
Trade accounts payable	5,125	7,490
Due to related parties	9,892	2,022
Derivative financial instruments	269	1,253
Other payables and accruals	46,891	57,774
Borrowings—current portion	121,197	429,437
Total current liabilities	183,374	497,976
Non-current liabilities
Derivative financial instruments	—	3,543
Borrowings—non-current portion	1,278,931	805,560
Other non-current liabilities	250	1,900
Total non-current liabilities	1,279,181	811,003
Total partners’ equity and liabilities	2,528,263	2,488,638

Unaudited condensed consolidated statements of profit or loss

For the three-month periods and the years ended December 31, 2017 and December 31, 2018

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended		For the years ended
	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018
Revenues	92,388	86,847	371,146	352,541
Net pool allocation	—	3,277	—	3,700
Voyage expenses and commissions	(1,159)	(799)	(4,650)	(7,122)
Vessel operating costs	(19,528)	(15,667)	(71,369)	(68,725)
Depreciation	(20,452)	(20,615)	(81,089)	(81,590)
General and administrative expenses	(3,951)	(4,996)	(15,311)	(19,369)
Profit from operations	47,298	48,047	198,727	179,435
Financial costs	(16,281)	(16,886)	(65,122)	(66,287)
Financial income	324	720	1,019	2,413
Gain/(loss) on derivatives	3,106	(10,045)	121	(48)
Total other expenses, net	(12,851)	(26,211)	(63,982)	(63,922)
Profit for the period	34,447	21,836	134,745	115,513
Less:
Profit attributable to GasLog’s operations	(6,009)	(1,412)	(40,628)	(12,916)
Profit attributable to Partnership’s operations	28,438	20,424	94,117	102,597
Partnership’s profit attributable to:
Common units	23,333	13,600	76,347	75,879
Subordinated units	N/A	N/A	5,085	N/A
General partner units	508	278	1,728	1,602
Incentive distribution rights	1,497	—	3,208	2,618
Preference units	3,100	6,546	7,749	22,498

Earnings per unit for the period (basic and diluted):
Common unit (basic)	0.57	0.30	2.09	1.77
Common unit (diluted)	0.57	0.30	2.09	1.76
Subordinated unit	N/A	N/A	0.52	N/A
General partner unit	0.61	0.30	2.18	1.83

Unaudited condensed consolidated statements of cash flows

For the years ended December 31, 2017 and December 31, 2018

(All amounts expressed in thousands of U.S. Dollars)

	For the years ended
	December 31, 2017	December 31, 2018

Cash flows from operating activities:
Profit for the year	134,745	115,513
Adjustments for:
Depreciation	81,089	81,590
Financial costs	65,122	66,287
Financial income	(1,019)	(2,413)
Unrealized (gain)/loss on derivatives	(2,174)	1,411
Share-based compensation	850	1,034
	278,613	263,422
Movements in working capital	21,263	(20,864)
Cash provided by operations	299,876	242,558
Interest paid	(57,049)	(57,451)
Net cash provided by operating activities	242,827	185,107
Cash flows from investing activities:
Payments for vessels’ additions	(5,131)	(24,177)
Financial income received	1,012	2,326
Maturity of short-term investments	7,500	28,000
Purchase of short-term investments	—	(38,000)
Net cash provided by/(used in) investing activities	3,381	(31,851)
Cash flows from financing activities:
Borrowings drawdowns	60,000	25,940
Borrowings repayments	(218,370)	(197,790)
Payment of loan issuance costs	(1,594)	(153)
Proceeds from public offerings and issuances of common units and general partner units (net of underwriting discounts and commissions)	144,297	62,516
Proceeds from issuance of preference units (net of underwriting discounts and commissions)	139,222	208,394
Payment of offering costs	(2,033)	(915)
Cash payment to GasLog in exchange for contribution of net assets	(192,168)	(128,482)
Cash payments for IDRs modification (including third-party fees)	—	(25,002)
Distributions paid	(90,280)	(118,094)
Net cash used in financing activities	(160,926)	(173,586)
Increase/ (decrease) in cash and cash equivalents	85,282	(20,330)
Cash and cash equivalents, beginning of the year	64,173	149,455
Cash and cash equivalents, end of the year	149,455	129,125

EXHIBIT II

Non-GAAP Financial Measures:

Reconciliation of IFRS Common Control Reported Results in our Financial Statements to Partnership Performance Results:

Our Partnership Performance Results presented below are non-GAAP measures and exclude amounts related to GAS-eleven Ltd. (the owner of the GasLog Greece), GAS-thirteen Ltd. (the owner of the GasLog Geneva), GAS-eight Ltd. (the owner of the Solaris), GAS-fourteen Ltd. (the owner of the GasLog Gibraltar) and GAS-twenty seven Ltd. (the owner of the Methane Becki Anne), for the periods prior to their transfers to the Partnership on May 3, 2017, July 3, 2017, October 20, 2017, April 26, 2018 and November 14, 2018, respectively. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, the aforementioned entities were not owned by the Partnership prior to their respective transfers to the Partnership, and accordingly the Partnership was not entitled to the cash or results generated in the periods prior to such transfers.

Our IFRS Common Control Reported Results presented below include the accounts of the Partnership and its subsidiaries. Transfers of vessel owning subsidiaries from GasLog are accounted for as reorganizations of entities under common control and the Partnership’s consolidated financial statements are restated to reflect such subsidiaries from the date of their incorporation by GasLog as they were under the common control of GasLog.

GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership which is necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of acquired vessels prior to their transfers to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes for the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	For the three months ended December 31, 2017			For the year ended December 31, 2017
(All amounts expressed in U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	16,169	76,219	92,388	102,075	269,071	371,146
Voyage expenses and commissions	(202)	(957)	(1,159)	(1,273)	(3,377)	(4,650)
Vessel operating costs	(3,359)	(16,169)	(19,528)	(15,677)	(55,692)	(71,369)
Depreciation	(3,667)	(16,785)	(20,452)	(22,896)	(58,193)	(81,089)
General and administrative expenses	(216)	(3,735)	(3,951)	(1,442)	(13,869)	(15,311)
Profit from operations	8,725	38,573	47,298	60,787	137,940	198,727
Financial costs	(2,724)	(13,557)	(16,281)	(20,206)	(44,916)	(65,122)
Financial income	8	316	324	47	972	1,019
Gain on derivatives	—	3,106	3,106	—	121	121
Total other expenses, net	(2,716)	(10,135)	(12,851)	(20,159)	(43,823)	(63,982)
Profit for the period	6,009	28,438	34,447	40,628	94,117	134,745

	For the three months ended December 31, 2018			For the year ended December 31, 2018
(All amounts expressed in U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	3,713	83,134	86,847	35,550	316,991	352,541
Net pool allocation	—	3,277	3,277	—	3,700	3,700
Voyage expenses and commissions	(46)	(753)	(799)	(444)	(6,678)	(7,122)
Vessel operating costs	(681)	(14,986)	(15,667)	(7,273)	(61,452)	(68,725)
Depreciation	(934)	(19,681)	(20,615)	(8,439)	(73,151)	(81,590)
General and administrative expenses	(40)	(4,956)	(4,996)	(464)	(18,905)	(19,369)
Profit from operations	2,012	46,035	48,047	18,930	160,505	179,435
Financial costs	(601)	(16,285)	(16,886)	(6,029)	(60,258)	(66,287)
Financial income	1	719	720	15	2,398	2,413
Loss on derivatives	—	(10,045)	(10,045)	—	(48)	(48)
Total other expenses, net	(600)	(25,611)	(26,211)	(6,014)	(57,908)	(63,922)
Profit for the period	1,412	20,424	21,836	12,916	102,597	115,513

EXHIBIT III

Non-GAAP Financial Measures:

EBITDA is defined as earnings before interest income and expense, gain/loss on derivatives, taxes, depreciation and amortization. Adjusted Profit represents earnings before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivative financial instruments held for trading and (b) write-off and accelerated amortization of unamortized loan fees. EBITDA and Adjusted Profit, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; and in the case of Adjusted Profit, non-cash gain/loss on derivatives and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for such replacements. It is not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate this measure differently to how we do, limiting its usefulness as a comparative measure. EBITDA excludes some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA as presented herein may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to profit, the most directly comparable IFRS financial measure, for the periods presented.

EBITDA and Adjusted Profit are presented on the basis of IFRS Common Control Reported Results and Partnership Performance Results. Partnership Performance Results are non-GAAP measures. The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog.

Reconciliation of Profit to EBITDA:

	For the three months ended
	IFRS Common Control Reported Results		Partnership Performance Results
(Amounts expressed in thousands of U.S. Dollars)	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018
Profit for the period	34,447	21,836	28,438	20,424
Depreciation	20,452	20,615	16,785	19,681
Financial costs	16,281	16,886	13,557	16,285
Financial income	(324)	(720)	(316)	(719)
(Gain)/loss on derivatives	(3,106)	10,045	(3,106)	10,045
EBITDA	67,750	68,662	55,358	65,716

	For the years ended
	IFRS Common Control Reported Results		Partnership Performance Results
	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018
Profit for the year	134,745	115,513	94,117	102,597
Depreciation	81,089	81,590	58,193	73,151
Financial costs	65,122	66,287	44,916	60,258
Financial income	(1,019)	(2,413)	(972)	(2,398)
(Gain)/loss on derivatives	(121)	48	(121)	48
EBITDA	279,816	261,025	196,133	233,656

Reconciliation of Profit to Adjusted Profit:

	For the three months ended
	IFRS Common Control Reported Results		Partnership Performance Results
(Amounts expressed in thousands of U.S. Dollars)	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018
Profit for the period	34,447	21,836	28,438	20,424
Non-cash (gain)/loss on derivatives	(3,568)	10,435	(3,568)	10,435
Write-off of unamortized loan fees	213	—	213	—
Adjusted Profit	31,092	32,271	25,083	30,859

	For the years ended
	IFRS Common Control Reported Results		Partnership Performance Results
	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018
Profit for the year	134,745	115,513	94,117	102,597
Non-cash (gain)/loss on derivatives	(2,174)	1,411	(2,174)	1,411
Write-off and accelerated amortization of unamortized loan fees	594	900	213	900
Adjusted Profit	133,165	117,824	92,156	104,908

Distributable Cash Flow

Distributable cash flow means EBITDA, on the basis of the Partnership Performance Results, after considering financial costs for the period, including realized loss on derivatives (interest rate swaps and forward foreign exchange contracts) and excluding amortization of loan fees, estimated dry-docking and replacement capital reserves established by the Partnership and accrued distributions on preference units, whether or not declared. Estimated dry-docking and replacement capital reserves represent capital expenditures required to renew and maintain over the long term the operating capacity of, or the revenues generated by, our capital assets. Distributable cash flow, which is a non-GAAP financial measure, is a quantitative standard used by investors in publicly traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow has limitations as an analytical tool and should not be considered as an alternative to, or substitute for, or superior to, profit or loss, profit or loss from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. The table below reconciles Distributable cash flow to Profit for the period attributable to the Partnership.

Reconciliation of Distributable Cash Flow to Partnership’s Profit:

	For the three months ended		For the years ended
(Amounts expressed in thousands of U.S. Dollars)	December 31, 2017(1)	December 31, 2018(1)	December 31, 2017(1)	December 31, 2018(1)
Partnership’s profit for the period	28,438	20,424	94,117	102,597
Depreciation	16,785	19,681	58,193	73,151
Financial costs	13,557	16,285	44,916	60,258
Financial income	(316)	(719)	(972)	(2,398)
(Gain)/loss on derivatives	(3,106)	10,045	(121)	48
EBITDA	55,358	65,716	196,133	233,656
Financial costs (excluding amortization of loan fees) and realized loss on derivatives	(12,332)	(14,667)	(41,722)	(52,876)
Dry-docking capital reserve	(3,441)	(3,675)	(12,234)	(13,890)
Replacement capital reserve	(9,551)	(9,430)	(33,877)	(35,450)
Paid and accrued preferred equity distribution	(3,100)	(6,543)	(7,749)	(22,495)
Distributable cash flow	26,934	31,401	100,551	108,945
Other reserves (2) (3)	(4,089)	(4,472)	(14,207)	(7,756)
Cash distribution declared	22,845	26,929	86,344	101,189

(1)       Excludes amounts related to GAS-eleven Ltd., the owner of the GasLog Greece, GAS-thirteen Ltd., the owner of the GasLog Geneva, GAS-eight Ltd., the owner of the Solaris, GAS-fourteen Ltd., the owner of the GasLog Gibraltar and GAS-twenty seven Ltd., the owner of the Methane Becki Anne, for the periods prior to their transfers to the Partnership on May 3, 2017, July 3, 2017, October 20, 2017, April 26, 2018 and November 14, 2018, respectively. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, the aforementioned entities were not owned by the Partnership prior to their respective transfers to the Partnership, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

(2)       Refers to movements in reserves (other than the dry-docking and replacement capital reserves) for the proper conduct of the business of the Partnership and its subsidiaries.

(3)       For the three months ended December 31, 2018, the cash distributions declared and the other reserves have been calculated based on the number of units issued and outstanding as of December 31, 2018.